Exhibit 99.1

For Immediate Release

Novadaq to Present at March Investor Healthcare Meetings

Toronto, Ontario — March 3, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, today announced that NOVADAQ’s management will present the Company’s corporate overview at two investor meetings in March.

Barclays Global Healthcare Conference: NOVADAQ is scheduled to present on March 13th at 10:15 am Eastern Time at The Loews Miami Hotel in Miami, FL.

BTIG’s Inaugural Snowbird Medical Technology and Diagnostics Conference: NOVADAQ is scheduled to present on March 20th at The Cliff Lodge in Snowbird, Utah.

A live webcast of the Barclays Global Healthcare conference presentation can be accessed on the company’s website at http://www.novadaq.com under the “Events” tab in the “Investors” section. Following the meetings, the presentations will be archived on the website for 90 days.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 80 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, NOVADAQ acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. NOVADAQ’s unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

1-905-629-3822 ext: 218

dmartin@novadaq.com